                                                              September 25, 2002


CHL Holdings Corp. and
Interstate National Dealer
Services, Inc.
333 Earle Ovington Boulevard
333 Earle Ovington Boulevard
Uniondale, N.Y. 11553-9340
Attention: Chester J. Luby,
           Chairman and Chief Executive Officer

              Re: Term Loan (the "LOAN") for "Going Private" Merger Transaction

Gentlemen:

         JPMorgan Chase Bank (the "BANK") is pleased to submit this letter and the annexed Outline of Certain Conditions and Terms (together this "COMMITMENT LETTER"), summarizing many of the terms and conditions under which it has approved the Loan. Among other things, such approval is subject to the satisfactory completion of the Bank's due diligence with respect to the Transaction (as defined in the said Outline) and to the execution and delivery of final documentation for the Loan satisfactory in all respects to the Bank and its counsel.

         The obligation of the Bank to make the Loan is, in addition to the other conditions set forth in this Commitment Letter, subject to: (i) receipt by the Bank of (A) the written acceptance of this Commitment Letter, and (B) the accompanying fee Letter signed by CHL Holdings Corp., Chester J. Luby and Cindy Luby, and (ii) receipt by the Bank of any fees required to be paid at such time pursuant to such fee letter, by 5 P.M. on September 27, 2002. The Bank may terminate this Commitment Letter if (i) any matter pertaining to the Loan or the Transaction has been or is misrepresented by any of the Obligors (as defined in the said Outline) in any application previously executed and delivered by any of the Obligors to the Bank with respect to the Loan, or otherwise; (ii) at any time prior to the initial funding under the Loan, any material adverse change shall occur with respect to any of the Obligors or with respect to any material portion of any of the collateral for the Loan, or any other material source of repayment of the Loan; (iii) in the reasonable opinion of the Bank, any of the Obligors shall be insolvent or would be rendered insolvent by the Transaction;
(iv) any of the Obligors becomes the subject of any arrangement, bankruptcy, reorganization, or insolvency proceeding; or (v) there shall be any litigation determined by the Bank to be potentially material and adverse with respect to the Transaction.

         No statements, agreements, or representations, oral or written, that may have been made either by the Bank or by any employee, agent, or broker acting on behalf of the Bank with respect to this Commitment Letter or the Loan, shall be of any force or effect except to the extent stated in this Commitment Letter, and all prior agreements and representations with respect to this Commitment Letter and the Loan are merged herein so that this Commitment Letter shall contain the entire agreement with respect to the Loan. This Commitment Letter may not be (i) changed, except by written agreement signed by the Obligors and the Bank, or (ii) assigned by the Obligors by agreement, operation of law, or otherwise, unless the Bank shall consent, in writing, to such assignment. Any purported assignment without the Bank's written consent shall be ineffective and, at the Bank's option, result in a termination of the commitment contained herein and the retention of all fees theretofore paid to the Bank.

         By their acceptance hereof, the Obligors hereby agree to indemnify and hold harmless the Bank, its affiliates and their respective officers, directors, employees, advisors, and agents (each, an "INDEMNIFIED PERSON") from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Loan, the use of the proceeds thereof, the Transaction, any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless or whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the gross negligence or willful misconduct of such indemnified person. No indemnified person shall be liable for any special, indirect, consequential or punitive damages in connection with this Commitment Letter, the Loan or the Transaction. The foregoing indemnification provisions shall remain in full force and effect regardless of whether the Loan closes.

         Upon our receiving the Obligors' acceptance of this Commitment Letter, the aforesaid fee letter and any required fees, we shall authorize our attorneys to prepare the necessary documentation, the charges for which CHL Holdings Corp., Chester J. Luby and Cindy Luby have, jointly and severally, agreed to pay, whether or not any or all of this proposed financing is completed. This Commitment Letter shall expire at 5:00 p.m. on January 15, 2003, if no portion of the Loan has been funded by then.

         THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

         The items contained and referenced within this Commitment Letter and such fee letter are for the confidential use of the Obligors and are to be disclosed only to those parties whom you reasonably deem to have an integral role in connection with this proposed financing or the Transaction, or who have been approved by the Bank in its reasonable discretion. We at JPMorgan Chase Bank are looking forward to working with you on this matter.

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         If you have any questions, please do not hesitate to call Anthony M.
Salimando at (212) 403-5073 or Ronald M. Palladino at (212) 403-5076.

                                                   Sincerely,

                                                   JPMORGAN CHASE BANK


                                                   By: /s/ Ronald M. Palladino
                                                       -------------------------
                                                       Ronald M. Palladino
                                                       Vice President



Accepted and agreed to

this 26th day of September, 2002:

INTERSTATE NATIONAL DEALER SERVICES, INC.

By: /s/ Chester J. Luby
    --------------------------------

CHL HOLDINGS CORP.

By: /s/ Cindy H. Luby
    --------------------------------

                     OUTLINE OF CERTAIN CONDITIONS AND TERMS

Obligors:           The "OBLIGORS" under the loan documents to be signed at
                    closing are defined, collectively, as (i) Interstate
                    National Dealer Services, Inc., a Delaware corporation (the
                    "BORROWER"), and (ii) CHL Holdings Corp., a Delaware corporation ("CHL") whose stock will be owned entirely by Chester, Cindy and Joan Luby (the "LUBY FAMILY"), and which will be merged into the Borrower in connection with the Transaction, as more particularly described below. The foregoing assumes that the Borrower will have no direct or indirect subsidiary at closing other than National Service
                    Contract Insurance, Inc. ("NATIONAL"), Warranty Direct,
                    Inc., U-Autobid.com, Inc. and Interstate National Dealer
                    Services of Florida, Inc. If, in fact, there is one or more other subsidiaries, then (i) each such other subsidiary shall guaranty payment of all of the Borrower's and CHL's obligations to the Bank with respect to the Loan, and (ii) the Borrower (and any other equity holder) shall pledge all of their stock or other interests in each such other subsidiary to the Bank pursuant to documentation satisfactory to the Bank. With the structure currently envisioned, upon Merger Effectiveness (defined below) the Borrower shall be the sole obligor under the note evidencing the Loan, and CHL shall cease to exist.

Purpose of Loan:    The Loan is intended to provide the funds to be paid to
                    stockholders of the Borrower (other than Luby Family members) in exchange for their stock and to retire stock options and warrants (including those held by Luby Family members) in connection with a merger transaction under Delaware law, pursuant to which CHL will be merged into the Borrower, the Borrower will be the surviving entity and the Borrower's only remaining stockholders will be Luby Family members (the "MERGER"). The Merger will be effected pursuant to a merger agreement, certificate of merger (the
                    "CERTIFICATE") and other documents governing or effectuating the same (collectively, the "MERGER DOCUMENTS"). (The
                    Merger, filing of the Certificate, retirement of options and warrants, payments to option holders and stockholders and the resulting exclusive ownership and control by the Luby
                    Family is referred to in this Commitment Letter as the "TRANSACTION").

Amount of Loan
Funding of Loan:    The Bank will initially lend the sum of $18,000,000 to CHL;
                    CHL having theretofore directed that all of the Loan proceeds be wired directly to the Paying Agent for the Transaction (the "PAYING AGENT"). The Loan proceeds will be held in escrow by the Paying Agent until the filing of the Certificate in Delaware and the effectiveness of the Merger under Delaware law ("MERGER EFFECTIVENESS"). During this escrow period the Bank shall have a perfected first priority security interest in such Loan proceeds which will immediately terminate upon Merger Effectiveness.

                    The Bank will also require that an escrow agreement (or equivalent) be in place during the pendency of Merger Effectiveness, pursuant to which the Paying Agent will be required to refund the full Loan proceeds to CHL, who will irrevocably direct that they be paid directly to the Bank, in the event that Merger Effectiveness is not achieved by 5:00 p.m. on the first business day after the delivery of such Loan proceeds to the Paying Agent. Upon Merger Effectiveness, all of the obligations of CHL to the Bank will be assumed by the Borrower, and $5,000,000 of the original ($18,000,000) Loan will be repaid as set forth below. At the time of the funding of the Loan (to the Paying Agent as aforesaid), the Borrower shall have established an account at the Bank (which the Bank shall be permitted to block) containing at least $5,000,000, and $5,000,000 will be applied by the Bank to effect such immediate repayment upon Merger Effectiveness. Also upon Merger Effectiveness, the Bank will have a perfected first priority interest in such account and the monies therein, which security interest will be discharged when the Bank actually pays to itself the sum $5,000,000 as contemplated above.



Collateral:         (i) A portfolio of marketable securities (which will be held by a custodian acceptable to the Bank) in one account in the name of the Borrower. The investment of the pledged collateral will be managed by MD Sass Investors Services, Inc., subject to the terms, conditions and investment parameters specified in a certain document entitled "Exhibit
                    A, Investment Guidelines Interstate National Dealer
                    Services, Inc." heretofore presented to the Bank, which shall remain in full force and effect throughout the term of the Loan. The Borrower may not substitute another investment manager without the prior written consent of the Bank, which consent shall not be unreasonably withheld.

                    The value of such pledged investment collateral shall be determined in accordance with the Bank's standard margin requirements. At all times, the value of such collateral (as determined in accordance with the immediately preceding sentence) must equal or exceed 105% of the total of (x) the outstanding principal balance of the Loan (but not counting the $5,000,000 to be repaid upon Merger Effectiveness, as long as the said $5,000,000 is held in the blocked account as aforesaid), (y) the Bank's exposure (determined by the Bank in accordance with its standard procedures) with respect to the interest rate hedge(s) referred to below, and
                    (z) the Bank's aggregate exposure with respect to standby letters of credit heretofore (or hereafter) issued at the request of the Borrower, independent of this Commitment Letter.

                    (ii) A pledge by the Borrower of all of the issued and outstanding shares of National.

                    The foregoing collateral grants by the Borrower shall become effective upon Merger Effectiveness.

Certain Fees:       Fees must be paid as and when required under a separate fee letter of even date herewith.

Interest Rate:      The Borrower shall choose between LIBOR plus 175 basis
                    points (the "APPLICABLE LIBOR RATE") and the Prime Rate minus 75 basis points (the "APPLICABLE PRIME RATE").

                    "LIBOR" refers to the Bank's standard reserve adjusted one, two, three or six -month LIBOR rate, which is subject to availability and illegality as determined by the Bank in its sole discretion.

                    "PRIME RATE" shall mean the rate per annum announced by the Bank from time to time as its prime rate in effect at its principal office in New York City; each change in the Prime Rate shall be effective on the date such change is announced to become effective.

                    Provided that (i) no event of default has occurred and is continuing, (ii) any applicable interest rate swap agreement has terminated, and (iii) the Borrower has paid all obligations under any such swap agreement (including any early termination fees), and other loan documents, the Borrower shall have a one time right, at the end of any applicable interest period, to switch the interest rate from the Applicable LIBOR Rate to the Applicable Prime Rate, or vice versa, as applicable.

Required Hedge:      The Borrower shall be required to enter into one or more
                     interest rate swap transactions so that the entire principal balance of the Loan, at any point in time, shall carry an effective fixed rate of interest. Any exposure of the Bank with respect to such swap transactions shall be secured by all collateral for the Loan.

Maturity:            Five years from the date of the funding of the Loan (the
                     "MATURITY DATE").

Payments:            Assuming a full financing of the ($18,000,000) Loan and an immediate repayment of $5,000,000 upon Merger
                     Effectiveness, there will be 59 monthly payments of principal, each in the amount of $108,333, commencing one month after the date of Merger Effectiveness, followed by a final (balloon) payment of the entire unpaid principal balance on the Maturity Date.

Cash Flow Recapture; At the time of the delivery of the annual audited financial Other Use of Excess statements required for the Borrower Group (defined below)
Cash Flow:           (as set forth below) beginning with such statements for the fiscal year ending October 31, 2003, the Borrower shall also submit payment to the Bank of an amount equal to 25% of the Excess Cash Flow (defined below) of the Borrower
                     Group. Such payments shall be applied against installments of the Loan in inverse order of maturity. For purposes of the foregoing, "EXCESS CASH FLOW" shall be defined as net income for such fiscal year, plus depreciation and amortization for such year, plus or minus other non-cash charges or credits for the same year, minus capital expenditures for such year, minus long-term debt principal payments for such year. Following the close of each of the three fiscal years ending October 31, 2003, 2004 and 2005, up to 75% of the Excess Cash Flow for such year may be distributed to members of the Luby Family who are stockholders in the Borrower, except that for each of the first two such years, the aggregate of such payments shall not exceed $2,000,000, and for the third such year the aggregate amount thereof may not exceed $1,000,000.
                     (However, Excess Cash Flow which could have been available amounts to be distributed to Luby Family members but for the foregoing limitation may be carried forward for purposes of determining what can be distributed to such persons in the following year, but only to and including the payment to be made on account of the fiscal year ending October 31, 2005. In no event, however, shall the aggregate amount of all distributions to Luby Family members exceed $5,000,000 for such three year period.)

Prepayment:         If Prime pricing is in effect, there will be no premium
                    payable but partial prepayments must be in multiples of $100,000. If LIBOR pricing applies, any prepayment during an interest period must be accompanied by the Bank's standard
                    LIBOR indemnification fee (as determined by the Bank in accordance with its standard procedures), and must also be in a multiple of $100,000 if it is A partial prepayment. All partial prepayments of the Loan shall be applied to installments of principal in inverse order of maturity. All prepayments shall be accompanied by accrued interest on the principal amount being prepaid to the date of prepayment. In the event a prepayment of the Loan occurs after an event of default has occurred, the applicable prepayment indemnification fee (as set forth above) will be enforced.
                    However, when a mandatory prepayment is being made for cash flow recapture purposes, the Bank will hold such payment as cash collateral (which will be kept in an interest bearing account accruing interest at the Bank's standard money market rate) until the end of the applicable interest period(s), if necessary to avoid the incurrence of a prepayment indemnification fee. Amounts prepaid on the Loan may not be re-borrowed.

Certain Conditions 1. The Bank's receipt of a legal opinion from counsel to
of Lending:        each of the Obligors. Among other things, counsel for the
                   Borrower must opine that (i) the pledges of all collateral required under this Commitment Letter are duly authorized, valid, binding and enforceable, and do not violate any laws, rules or regulations that are material in any way to the Borrower or the conduct of the Borrower's business, and (ii) the Transaction has been duly authorized and validly implemented in accordance with applicable securities and corporations statutes, rules and regulations.

                   2. The Bank's receipt of (i) a "fairness opinion" from the investment bank for the Transaction (or from another entity acceptable to the Bank) addressed to the board of directors of the Borrower, which opinion shall provide that it may be relied upon by the Bank, and (ii) a second opinion letter from an investment bank or another entity, (which bank or other entity is acceptable to the Bank, in the Bank's sole discretion) addressed to the Bank, which opinion must conclude that immediately prior to and immediately after the closing of the Transaction, the Borrower's assumption of CHL's obligations with respect to the Loan and the pledges of all collateral required hereunder (collectively, the "TRANSITION Events"), the Borrower is and shall remain solvent as measured by each of a balance sheet, cash flow and capital adequacy test. The Bank hereby confirms that language substantially the same as is set forth on Exhibit A hereto will be acceptable for purposes of the solvency opinion, provided that the assumptions, exclusions and other parts of such opinion are also acceptable The Bank further confirms that the firm of Bengur Bryan & Co., Inc. will be acceptable for purposes of the solvency opinion, absent a material adverse change in such firm after the date hereof.

                    3. The Bank shall be satisfied, in its sole discretion, with results of its due diligence investigation of: (i) all resolutions of the Borrower's board of directors pertaining to the Transaction, including, without limitation, those adopting any "rights plan" or other "poison pill"; (ii) all Merger Documents and all related documentation including, without limitation, any provisions therein concerning any "no shop agreement", "break-up fee" or similar device; (iii) all proxy materials and other material documentation of any kind bearing upon the history of all efforts to sell the Borrower (or to find a merger partner or another disposition of the Borrower, its stock or its assets) and the effort to obtain stockholder approval for the Merger; (iv) the independence of, and deliberative process engaged in by, the special committee of the Borrower's board of directors formed to evaluate the proposed plan for the Merger and recommend its approval by the board; (v) the consideration given by the said committee to objections from dissident stockholders; (vi) the independence of counsel and all other important advisors to the said committee; and (vii) all other matters bearing directly or indirectly in any material or potentially material way upon any aspect of the Merger, the Transaction, the Loan or the Borrower's creditworthiness with respect thereto, including, without limitation, any class action or other litigation risk associated with any of the foregoing.

                    4. Upon Merger Effectiveness, there shall be no litigation (whether or not seeking any injunctive relief) challenging any aspect of the Transaction, which the Bank determines, in its sole discretion, to be material or potentially material, and adverse.

                    5. The Bank shall approve the identity of the said investment bank and the Paying Agent. The Bank hereby approves Legg Mason Wood Walker, Incorporated as the former, and Continental Stock Transfer and Trust Company as to the latter, subject to the exercise of the Bank's discretion under paragraph 3 above.

                    6. The final number of shares subject to being purchased through the exercise of options and warrants, which options and warrants are being retired, and the final number of shares potentially subject to being purchased as part of the Transaction, and the aggregate cost of the Transaction to the Borrower (both out-of-pocket expenditures and assumed indebtedness), must be approved by the Bank, in its sole discretion.

                    7. The Bank's receipt of certified copies of all organizational documents of National and each of the Obligors, good standing certificates and incumbency certificates for each such entity, and certificates of resolutions authorizing the execution, delivery and performance of all documents pertaining to the Loan and the Transaction by each of the Obligors.

                    8. The Bank's receipt of lien searches showing that all collateral for the Loan and all other assets of the Obligors and National are free and clear of all liens, except for immaterial equipment lease encumbrances incurred in the ordinary course of business and acceptable to the Bank.

                    9. The Bank's receipt of all documentation concerning its security interest in the Loan proceeds prior to Merger Effectiveness and the escrow arrangements involving the Paying Agent and CHL as set forth above (the "PRE-MERGER SECURITY DOCUMENTS"), a loan agreement governing the Loan (the "LOAN AGREEMENT"), a pledge and security agreement (with respect to the investment property collateral of the Borrower held by the aforesaid custodian), a control agreement among the Bank, the Borrower and the said custodian, a pledge agreement with respect to the shares of National, together with stock certificates and stock powers (with respect to such shares of National), and all other documentation requested by the Bank consistent with this Commitment Letter.

                    10. The Borrower shall warrant (on the basis of reasonable due diligence and reasonable inferences drawn by the Borrower), and the Bank shall be satisfied that, the Borrower will be in compliance with all financial covenants in the Loan Agreement as of October 31, 2002. (For purposes of this Commitment Letter, "GAAP" shall mean generally accepted accounting principles in the United States, consistently applied.)

                    11. The Bank shall be satisfied, in its reasonable discretion, that the Borrower will be solvent within the meaning of all applicable debtor-creditor and bankruptcy laws immediately after the effective time of the grant of all collateral by the Borrower.

                    12. The Bank's receipt of such of certificates, searches, opinions and other items as the Bank may request as part of its due diligence with respect to the Loan and the Transaction.

                    13. The Bank's receipt of all third-party consents, waivers or agreements required by contract, law or otherwise, as determined by the Bank with respect to the Transaction or the Loan.

                    14. The Bank's reasonable determination that all conditions precedent to the closing under the Merger Documents have been satisfied, or waived with the Bank's approval.

                    15. Satisfaction of all other conditions of lending indicated elsewhere in this Commitment Letter.

                    Note: All items required under foregoing paragraphs 1, 2, 7, 8, 9, 10, 12 and 13 must be in form and substance satisfactory to the Bank, in its sole discretion.

Other Terms and     Financial Statements: The Loan Agreement shall contain
Conditions          ongoing financial reporting obligations of the Obligors
Applicable to       including, without limitation, requirements for the delivery
the Loan:           of: (i) annual consolidated and consolidating and audited
                    (by an independent CPA acceptable to the Bank) financial statements for the Borrower and its subsidiaries (including

                    National and hereinafter the "BORROWER GROUP") within 90 days after the end of each of the Borrower's fiscal years;
                    (ii) quarterly and semiannual management prepared financial statements (consolidated and consolidating as aforesaid) for the Borrower Group, within 45 days of the close of each such period; (iii) upon receipt, copies of all actuarial reports received by any of the Obligors; and (iv) "no default" certificates prepared by the auditor in the case of the annual statements and by management in the case of the quarterly and semi-annual statements, with calculations showing compliance with all financial covenants in the Loan Agreement, which certificates shall accompany the said annual, quarterly and semi-annual statements referred to above. All of the foregoing shall be in form and substance satisfactory to the Bank. The Loan Agreement will also provide that the Bank will have access to the Borrower Group's books and records including, without limitation, all information pertaining to the adequacy of reserves.

                    Future Guarantors: All future subsidiaries of the Borrower or National, who are legally permitted to do so, shall be required to become guarantors of the Loan pursuant to documentation satisfactory to the Bank in all respects. The Borrower or National, as applicable, shall be required to pledge to the Bank all of their stock and other interests in any such new guarantor, pursuant to documentation satisfactory to the Bank.

                    Loan Sales: The Bank reserves the right to sell and assign the Loan and/or participation or other interests therein to such banks and other financial institutions as it may choose, without the consent of any of the Obligors or of National.

                    Cross Default: The Loan Agreement shall specify that (i) a default under any other obligation of any Obligor to the Bank in any amount, or (ii) a default beyond applicable periods of notice and grace to any other creditor on account of an obligation in an aggregate amount in excess of $250,000, shall constitute a default under the Loan Agreement.

Late Payment
Charge: If any installment payment on the Loan is not paid within fifteen (15) days after the date on which it is due, the Borrower shall pay to the Bank, upon demand, an amount equal to 3% of such unpaid payment to defray the expenses incurred by the Bank in handling and processing such delinquent payment, and such amount shall be deemed secured by all applicable collateral.

Default Rate:       If the Loan becomes due and payable, whether by acceleration or otherwise, the Borrower shall pay interest on the principal balance of the Loan then outstanding at a per annum rate equal to five (5) percentage points plus the interest rate then in effect under the note evidencing the Loan.

Interstate:         Interstate National Dealer Services, Inc. shall not be
                    obligated hereunder prior to the closing of the transactions contemplated hereby.

Legal Fees; Out of
Pocket Expenses:    All expenses of the Bank associated with the proposed
                    financing including, without limitation, search fees, and all fees of the Bank's counsel in performing due diligence and in negotiating and drafting documents for, and the closing of, the Loan, are for the account of the Obligors, whether or not the said financing is completed.

Documentation;
Loan Agreement:     The Pre-Merger Security Documents, the Loan Agreement, all
                    notes, control agreements, security agreements, pledge agreements and other documents with respect to the Loan shall be satisfactory to the Bank in all respects. The Loan
                    Agreement will contain representations, warranties and affirmative and negative covenants, events of default
                    (including, without limitation, (A) for decisions or orders directing payment of claims by the Borrower, judgments against the Borrower (whether or not appealed or bonded) or settlements of claims against the Borrower outside the ordinary course of business, in excess of $1,000,000 in the aggregate, and (B) for material adverse changes with respect to the Borrower and its subsidiaries, taken as a whole) and other provisions, (e.g. ERISA provisions, yield maintenance, capital adequacy, governing law (New York), ongoing matters indemnities and other indemnities, jury trial waiver) which are not set forth in this Commitment Letter but, in the Bank's judgment, are appropriate for transactions of this type. Affirmative covenants shall include, without limitation, requirements for immediate notice of litigation concerning appraisal rights or otherwise pertaining in any way to the Transaction, as well as customary notice requirements of other potentially adverse developments. The negative covenants shall include, without limitation, prohibitions (subject to customary exceptions for transactions of this type and borrowers of this type) on indebtedness, liens, guaranties, acquisitions, mergers, asset sales, payment of distributions or dividends (subject to the aforesaid permitted distributions of Excess Cash Flow to Luby Family members) and changes in control. Such prohibitions will include, without limitation, any lien
                    (except in favor of the Bank) of any kind on assets of any Obligor or National, other than certain liens arising by operation of law or in connection with equipment lease transactions, approved in writing by the Bank. The Loan
                    Agreement will also require that Chester Luby and Cindy Luby remain active in day-to-day management of the Borrower and National throughout the term of the Loan. The Loan Agreement will also contain financial covenants which will include, without limitation the following (all of which shall be determined on the basis of the consolidated results for the Borrower Group for each period in question):

                    Debt Service Coverage Ratio. The Debt Service Coverage Ratio (defined as the ratio of EBITDA minus Capital Expenditures over Current Portion of Long-Term Debt plus Interest on Funded Debt) shall not be (i) less than 1.10x at the end of any fiscal quarter in fiscal year 2003; (ii) less then 1.25x at the end of any fiscal quarter to fiscal year 2004; or
                    (iii) less than 1.50x at the end of any fiscal quarter in fiscal year 2005, or for any fiscal quarter thereafter. Such ratio shall be calculated using the trailing four quarters' results for each component of the numerator, and an annualized calculation of the most recently completed quarter for the Interest component in the denominator.

                    Capital Expenditures. Capital Expenditures may not exceed an aggregate of $500,000 in any fiscal year.

                    Net Worth. Net Worth as of October 31, 2002 shall equal or exceed $19,000,000.

                    Minimum EBITDA. EBITDA for the fiscal year ending October 31, 2002 shall not be less than $2,300,000.

                    Note: For purposes of all of the (applicable) foregoing financial covenants, EBITDA will be calculated by adding back expenses, which have been recognized in the income statement in determining earnings, or as deductions/reductions against Net Worth, and which are directly related to the Transaction. All accounting terms used above (and not defined above) shall have the meanings assigned to them under GAAP.

                                    Exhibit A

     i) with respect to the Borrower, immediately before and after giving effect to the Transition Events (a) the fair value of the Borrower's total assets would exceed the Borrower's total liabilities (including all contingent liabilities, accounted for in accordance with a fair estimate of the probability that such liabilities will become actual);
          (b) the present fair saleable value of the Borrower's total assets would be greater than the Borrower's probable liabilities on its debts as such debts become absolute and mature; (c) the Borrower would be able to pay all of its debts and other liabilities as they mature; and
          (d) the capital remaining in the Borrower after the Transition Events would not be unreasonably small for the business in which the Borrower is engaged, as management has indicated it is now conducted and is proposed to be conducted following consummation of the Transition Events; and

     ii) the value of the aggregate assets of the Borrower will exceed the total liabilities (including all contingent liabilities valued as set forth above) of the Borrower plus the stated capital of the Borrower, both immediately before and after completion of the Transition Events.





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